December 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549d
Attn: Ms. Janice Adeloye

Re:	Genesis Growth Tech Acquisition Corp. Registration Statement on Form S-1 Filed November 19, 2021 File No. 333-261248

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Genesis Growth Tech Acquisition Corp. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-1 so as to permit it to become effective at 4:00 p.m. Washington D.C. time on December 8, 2021, or as soon thereafter as practicable.

The Company hereby authorizes Albert Vanderlaan of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Albert Vanderlaan at (617) 880-2219.

[Signature Page Follows]

Very truly yours,

Genesis Growth Tech Acquisition Corp.

By:	/s/ Eyal Perez
Name:	Eyal Perez
Title:	Chief Executive Officer

cc:	Albert W. Vanderlaan, Orrick, Herrington & Sutcliffe LLP

[Signature Page to Acceleration Request]